SUBSTITUTION OF
    INSURED
        RIDER

In this rider, "we", "our" and "us" mean Equitable Variable Life Insurance Company. "You" means the Owner of the policy at the time an Owner's right is exercised.

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After the second  policy year you may  substitute  coverage on the life of a new insured person for coverage on the life of the original insured person, subject to conditions we determine. The conditions include but are not limited to the following:

1. We must be satisfied that the new insured person is insurable for the amount of insurance applied for.

2. The new insured person must join in the request for substitution and the owner of the policy must have an insurable interest in the new insured person. If the policy is assigned, the assignee must consent to the substitution of coverage.

3. The substitution may be made as of the beginning of any policy month if the new insured person is not then over age 65.

4. The new insured person's date of birth must not be later than the Register Date of the policy.

5. This policy must be in effect on the date of substitution with all monthly deductions from the Policy Account having been made, and with no such deductions or premiums then being waived nor amounts credited to the Policy Account by a disability rider.

6. Within 31 days before the date of substitution, we must receive: (a) written request for the substitution on our application form; (b) evidence of the new insured person's insurability satisfactory to us; and (c) any extra sum we may require.

7. Insurance on the original insured person will cease when insurance on the new insured person takes effect.

8. Any additional benefit riders in effect under the policy will terminate at the time of substitution of insureds. You may apply for any of them as to the new insured person. The issue of such riders will require our consent and evidence of insurability satisfactory to us.

9. In our determination the substitution must not affect the qualification of this policy as life insurance under the Internal Revenue Code or successor legislation, as interpreted by us.

EFFECTS OF SUBSTITUTION. Premiums for the policy will be based on our rules in effect on its Register Date for the insurance age of the new insured person on that date. The Register Date for the policy will not be affected by the substitution of insureds. The face amount of insurance and the death benefit option in the policy will be the same as in effect immediately before the substitution, unless either (i) you ask for a change or (ii) a change is required in order to continue the qualification of the policy as life insurance under the Internal Revenue Code or successor legislation.

We reserve the right to charge an administrative fee of $100 for the substitution. This fee will be deducted from the policy account.

The substitution of a new insured person for the original insured person shall not preclude additional later substitutions of insureds, in which case reference to the "original insured person" shall include such substituted insureds as the context requires.

The time periods in the Incontestability and Suicide Exclusion provisions of this policy will begin on the date of substitution.

HOW THIS RIDER RELATES TO THE POLICY. This rider is a part of the policy. Its benefits are subject to all the terms of this rider and the policy.


                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY


/s/ Molly K. Heines                           /s/ Joseph J. Melone

Molly K. Heines,                              Joseph J. Melone,
Vice President & Secretary                    Chairman & Chief Executive Officer


R94-212           Substitution of Insured Rider